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                      Filed pursuant to Rule 424(b)(1) under the Securities Act of 1933
                      Registration Number 333-112017

PROSPECTUS

4,862,532 Shares

WAVE SYSTEMS CORP.

Class A Common Stock

        This prospectus relates to 4,862,532 shares of Class A common stock of Wave Systems Corp. We are registering these shares on behalf of the selling stockholders to be offered and sold by them from time to time. We are not selling any of these shares and will not receive any proceeds from the sale of these shares. Our Class A common stock trades on The Nasdaq National Market under the symbol "WAVX." The last reported sales price of our Class A common stock on February 11, 2004 was $1.61 per share.

Investing in our Class A common stock involves a high degree of risk.
See "Risk Factors" beginning on page 5

        Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 13, 2004.

PROSPECTUS SUMMARY

        The following is a summary, and should be read as such. This summary is qualified by more detailed information appearing in other sections of the prospectus and the documents incorporated herein by reference, and should be read in conjunction with the more detailed information and financial information and statements incorporated by reference in this prospectus. Wave Systems Corp. is a development stage company. We have not realized any significant revenues in any quarter since we began our operations in 1988. We do not expect to realize significant revenues for at least the next two fiscal quarters, or until we are successful with our strategy which is to achieve broad market acceptance as a leading provider of trusted computing platform solutions. Revenues have been nominal in relation to our expenditures due to the highly complex nature of the technology that we are developing and the early stage nature of the market for products that utilize this technology. As a result, we have experienced a slow pattern of corporate development. You should carefully consider the factors set forth under the caption "Risk Factors."

The Company

        Wave Systems Corp. develops, produces and markets hardware and software based digital security products for hardware-based trusted computing platforms including trusted computing applications and services that are compliant with the specifications of the Trusted Computing Group ("TCG"). TCG is an industry standards body, comprised of computer and device manufacturers, software vendors and others whose purpose is to develop, define and promote open industry standard specifications for embedded hardware-enabled trusted computing and security technologies, across multiple platforms, peripherals, and devices. A hardware based trusted computing platform (a "Trusted Platform") is one that uses a semiconductor device known as a Trusted Platform Module (a "TPM"). The TPM is a hardware chip that is separate from the platform's main CPU(s) that enables secure storage of files and other digital secrets, and performs critical security functions such as generating and protecting "cryptographic keys," which are secret codes used to decipher encrypted or coded data.

        We began our operations on August 12,1988 with the concept of developing a means to securely meter digital content and report usage data back to a centralized processing and clearing house that tracks the usage, charges the user and distributes royalties to the publishers of that content; a process known as digital rights management. Prior to the formation of the TCG, we expanded and modified our technology from a single purpose security chip to our patented, open and programmable digital security infrastructure known as the EMBASSY (EMBedded Application Security SYstem) Trust System, a complete end-to-end suite of products and services that support hardware-based security and create a Trusted computing environment when implemented exclusively, or in conjunction with traditional security. More recently, Wave has begun developing a set of trusted applications known as the EMBASSY Trust Suite to work with various other chip manufacturers' TCG compliant TPM's. An EMBASSY chip or TPM can be used to securely store the user's personal information such as usernames, passwords, personal identification numbers, credit card information and personal information such as social security number, name and address, and perform other security functions in a computer platform. In addition, we have added to our product offerings a broadband solution for the delivery of rich content such as video and computer games using an internet multicasting model; and digital document signing and storage software that enable legally binding digital signatures to be imbedded onto digital documents with secure storage and management capabilities of those digitally signed documents. We expect our current products to remain our primary business focus. Wave currently holds eleven patents involving methods for securing digitally stored information and content.

        Since our inception in February of 1988, we have devoted substantially all of our efforts and resources to research, feasibility studies, design, development, and market testing of our products and technology. As our research and development activities matured, we have been able to devote increased resources to market development and the application of our technology to end-user products and services.

        Wave was incorporated in Delaware on August 12, 1988 and was known previously as Indata Corp. Wave changed its name to Cryptologics International, Inc. on December 4, 1989; and to Wave Systems Corp. in January 1993. The principal executive offices are located at 480 Pleasant Street, Lee, Massachusetts 01238, and the telephone number is (413) 243-1600.

The Offering

Class A common stock to be registered	4,862,532 shares
Class A common stock to be outstanding after this Offering	67,099,387 shares
Use of Proceeds	Wave will not receive any proceeds from the sale of common stock by the selling stockholders (See Selling Security Holders on page 12).
NASDAQ symbol	WAVX

        Wave is making this offering (i) pursuant to a Securities Agreement, dated as of November 18, 2003 (the "Purchase Agreement") entered into in connection with the issuance of Wave's Class A common stock, par value $.01 per share (the "Common Stock") and warrants to purchase Wave's Class A common stock (the "Warrants") to the investors who were a party to the Purchase Agreement (collectively, the "Investors") for an aggregate purchase price of $7,078,000, (ii) for services rendered by placement agents for past service and in connection with the issuance of the Common Stock and Warrants, and (iii) for services rendered to Wave by a consultant.

RISK FACTORS

        We have a history of net losses and expect net losses will continue. If we continue to operate at a loss, our business will not be financially viable.

        We have experienced significant losses and negative cash flow from operations since our inception. We have not realized a net operating profit in any quarter since we began our operations, nor have we generated any significant operating revenue, as our products have not yet attained commercial acceptance. This is due primarily to the early stage nature of the digital security industry in which we operate. As of September 30, 2003, prior to receiving the proceeds from the sale of the shares being registered herein, we had a deficit accumulated during the development stage of approximately $248.4 million and working capital of approximately $3.5 million. Given the lack of significant sales of our products and services, there is little basis for evaluating the financial viability of our business and our long-term prospects. You should consider our prospects in light of the risks, expenses and difficulties that companies in their earlier stage of development encounter, particularly companies in new and rapidly evolving markets, such as digital security and online commerce.

        To achieve profitability we must, among other things:

  •
  Convince personal computer manufacturers and distributors of movies, games, financial information and other digital data and electronic content over the Internet to modify their offerings to be used with our products and services;

  •
  Convince consumers to choose to order, purchase and accept products using our products and services;

  •
  Continue to maintain the necessary resources, especially talented software programmers;

  •
  Develop relationships with personal computer manufacturers and computer systems integrators to facilitate and to maximize acceptance of our products and services; and

  •
  Generate substantial revenue, sell some or all of our $5.3 million in marketable securities, complete one or more commercial or strategic transactions or, raise additional capital to support our operations until we can generate sufficient revenues and cash flows.

        If we do not succeed in these objectives, we will not generate revenues; hence, our business will not be sustainable.

        We may not be able to fund our operations and continue as a going concern.

        Since we began our operations, we have incurred net losses and experienced significant negative cash flow from operations. This is due to the early stage nature of market development for our products and services and the digital security industry as a whole. Wave expects to continue to incur substantial additional expenses associated with continued research and development and business development activities that will be necessary to commercialize our technology. This will likely result in significant losses for the foreseeable future. Considering our current cash balance and Wave's projected operating cash requirements, we anticipate that our existing capital resources will be adequate to satisfy our cash flow requirements into the third quarter of 2004. In order to fund our business through the third quarter of 2004 and beyond, it will be necessary for us to generate substantial revenue, sell some or all of our $5.3 million in marketable securities, complete one or more commercial or strategic transactions or raise additional capital. Wave is uncertain as to the availability of financing from other sources to fund any cash deficiencies. Even if we are successful in raising additional capital, uncertainty with respect to Wave's viability will continue until we are successful in achieving our objectives. Furthermore, although we may be successful at achieving our business objectives, a positive cash flow from operations may not ultimately be realized unless we are able to sell our products and services at a profit. Given the early stage nature of the markets for our products and services, considerable uncertainty exists at to whether or not Wave's business model is viable.

        We may be unable to generate the $8,500,000 of additional cash flow which may be necessary to continue as a going concern for the next twelve months.

        Based upon our current expense forecast, our current available capital (including the proceeds from the sale of the common shares begin registered) is sufficient to fund Wave into July, 2004. In addition to our efforts to begin to generate revenue sufficient to fund our operations, sell some or all of our $5.3 million in marketable securities or complete one or more commercial or strategic transactions, Wave may evaluate additional financing options to generate additional capital in order to continue as a going concern, to capitalize on business opportunities and market conditions and to insure the continued development of our technology, products and services. Furthermore, in May of 2003, Wave significantly reduced its cash burn rate, and although we have since had to increase expenditures to meet specific market demand, we may have to further reduce our cash burn rate if we are unable to generate sufficient cash flow to fund our current and forecasted operations. If we are unable to generate sufficient cash flow from revenue and other sources, we will likely pursue additional capital through equity or debt financings. We do not know if additional financing will be available or that, if available, it will be available on favorable terms. If we issue additional shares of our stock, our stockholders' ownership will be diluted, or the shares issued may have rights, preferences or privileges senior to those of our common stock. In addition, if we pursue debt financing we may be required to pay interest costs. If we are not successful generating sufficient cash flow or from obtaining additional funding, we will be unable to continue our operations, develop or enhance our products, take advantage of future opportunities, respond to competitive pressures and continue as a going concern.

        Our market is in the early stage of development so we are unable to accurately ascertain the size and growth potential for revenue in such a market.

        The market for our products and services is still developing and is continually evolving. As a result, substantial uncertainty exists with respect to the size of the market for these products and the level of capital that will be required to meet the evolving technical requirements of the marketplace.

        Wave's business model relies on an assumed market of tens of millions of units shipping with built-in security hardware. Because this market remains in the early stage of development, there is significant uncertainty with respect to the validity of the predicted size of the market. If the market for computer systems that utilize our products and services does not grow to the extent necessary for us to realize our business plan, we may not be successful.

        As this early stage market develops and evolves, significant capital will likely be required to fund the resources needed to meet the changing technological demands of the marketplace. There is uncertainty with respect to the level of capital that may be required to meet these changing technological demands. If the amount of capital resources needed exceeds our ability to obtain such capital, we may not be a viable enterprise.

        Wave is not established in the industry so we may not be accepted as a supplier or service provider to the market.

        Wave's offering represents a highly complex architecture designed to solve many of the security issues currently present with e-commerce and with computer systems in general such as identity theft, fraudulent transactions, virus attacks, unauthorized access to restricted networks and other security problems that users of computer systems generally encounter. We are uncertain as to whether the marketplace will accept our solutions to these security problems. We will not be successful if the market does not accept the value proposition that we perceive to be present in our products and services.

        Although Wave has expended considerable resources in developing technology and products that utilize our technology and business development activities in an attempt to drive the development of the hardware security market, we do not have a track record as a substantial supplier or service provider to consumers of computer systems. Therefore, uncertainty remains as to whether we will be accepted as a supplier to the marketplace.

        Our products have not been accepted as industry standards which may slow their sales growth.

        We believe platforms adopting integrated hardware security into the PC will become the next significant standard in the overall PC marketplace. However, our technologies have not been accepted as industry standards. Standards for trusted computing are still evolving. To be successful, we must obtain acceptance of our technologies as industry standards, modify our products and services to meet whatever industry standards ultimately develop, or adapt our products to be complementary to whatever these standards become. If we fail to accomplish any of these objectives, we will not be successful in commercializing our technology; and therefore, we will not generate sales to fund our operations and develop into a self-sustaining, profitable business.

        If we do not keep up with technological changes, our product development and business growth will suffer.

        Because the market in which we operate is characterized by rapidly changing technology, changes in customer requirements, frequent new product, service introductions and enhancements, and emerging industry standards, our success will depend, among other things, upon our ability to improve our products, develop and introduce new products and services that keep pace with technological developments, remain compatible with changing computer system platforms, respond to evolving customer requirements and achieve market acceptance on a timely and cost effective basis. If we do not identify, develop, manufacture, market and support new products and deploy new services effectively and timely, our business will not grow, our financial results will suffer, and we may not have the ability to remain in business.

        We may encounter risks relating to security, system disruptions and computer infrastructure that could compromise our digital content.

        Although we have implemented in our products various security mechanisms, our products and services may nevertheless be vulnerable to break-ins, piracy and similar disruptive problems. Any of these disruptions would harm our business. Advances in computer capabilities, new discoveries in the field of security, or other developments may result in a compromise or breach of the technology we use to protect products and information in electronic form. Computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of users of our products, which may result in significant liability to us and may also deter potential customers.

        A party who is able to circumvent our security measures could misappropriate proprietary electronic content or cause interruptions in our operations and those of our strategic partners. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Our attempts to implement contracts that limit our liability to our customers, including liability arising from a failure of security features contained in our products and services, may not be enforceable. We currently do not have product liability insurance to protect against these risks.

        Competition and competing technologies may render some or all of our products non-competitive or obsolete.

        An increasing number of market entrants have introduced or are developing products and services that compete with Wave's. Our competitors may be able to develop products and services that are more attractive to customers than our products and services. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources than we have. Also, many current and potential competitors have greater name recognition and larger customer bases that could be leveraged to enable them to gain market share or product acceptance to our detriment. We compete with producers of software unlocking systems such as Rainbow Technologies, Inc. In addition to small companies dedicated to specific solutions, many large information industry companies are forming alliances and attempting to take advantage of the emerging Trusted Computing market. In addition, Wave competes with other producers of digital security products including RSA Security, Inc., Aladdin Knowledge Systems, Inc., Ingenico, S. A., Checkpoint Software Technologies Ltd., Verisign, Inc., Entrust, Inc. and Watchguard Technologies Inc. In addition, we compete with manufacturers of secure input devices including SCM Microsystems, Inc. and Covadis, S.A.

        Other companies have developed or are developing technologies that are, or may become, the basis for competitive products in the field of computer security and electronic content distribution. Some of those technologies may have an approach or means of processing that is entirely different from ours. Existing or new competitors may develop products that are superior to ours or that otherwise achieve greater market acceptance than ours. Due to Wave's early stage, and lower relative name recognition compared to many of our competitors and potential competitors, our competitive position in the marketplace is vulnerable.

        We have a high dependence on relationships with strategic partners that must continue or our ability to successfully produce and market our products will be impaired.

        Due in large part to Wave's early stage and lower name recognition, we depend upon strategic partners such as large, well established personal computer manufacturers, chip manufacturers and computer systems' integrators to adopt our products and services within the Trusted Computing marketplace. These companies may choose not to use our products and could develop or market products or technologies that compete directly with us. We cannot predict whether these companies will commit the resources necessary to achieve broad-based commercial acceptance of our technology. Any delay in the use of our technology by these partners could impede or prohibit the commercial acceptance of our products. Although we have established some binding commitments from some of our strategic partners, there can be no assurance that we will be able to enter into additional definitive agreements or that the terms of such agreements will be satisfactory. It will be necessary for Wave to expand upon our current business relationships with our partners, or form new ones, in order to sell more products and services for Wave to become a viable, self-sufficient enterprise.

        Product defects, or development delays may limit our ability to sell our products.

        We may experience delays in the development of new products and services and the added features and functionality to our existing products and services that our customers and prospective customers are demanding. If we are unable to successfully develop products that contain the features and functionality being demanded by these customers and prospective customers in a timely manner, we may lose business to our competitors. In addition, despite testing by us and potential customers, it is possible that our products may nevertheless contain defects. Development delays or defects could have a material adverse effect on our business if such defects and delays result in our inability to meet the market's demand.

        If we lose our key personnel, or fail to attract and retain additional personnel, we will be unable to continue to develop our products and technology.

        We believe that our future success depends upon the continued service of our key technical and management personnel and on our ability to attract and retain highly skilled technical, management, sales and marketing personnel. Our industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us or that we will be able to hire any additional personnel necessary for our growth. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees can be intense. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of us to do so would have a material adverse effect on our business.

        We have a limited ability to protect our intellectual property rights and others could infringe on or misappropriate our proprietary rights.

        Our success depends, in part, on our ability to enjoy or obtain protection for our products and technologies under United States and foreign patent laws, copyright laws and other intellectual property laws and to preserve our trade secrets. We cannot assure you that any patent owned or licensed by us will provide us with adequate protection or will not be challenged, invalidated, infringed or circumvented.

        We rely on trade secrets and proprietary know-how, which we protect, in part, by confidentiality agreements with our employees and contract partners. However, our confidentiality agreements may be breached, and we may not have adequate remedies for these breaches. Our trade secrets may also otherwise become known or be independently discovered by competitors. We also rely on intellectual property laws to prevent the unauthorized duplication of our software and hardware products. While we have and will continue to protect our software and our patented technology, intellectual property laws may not adequately protect our technology. We have registered trademark and service mark registrations with the United States Patent and Trademark Office for the marks WaveMeter and WaveNet, EMBASSY, Second Shift (the Wave juggler logo), WaveDirect and Charity Wave. Wave intends to apply for additional patents, name and logo marks in the United States and foreign jurisdictions, as appropriate, but we cannot assure you that federal registration of any of this intellectual property will be granted.

        Regulation of international transactions may limit our ability to sell our products in foreign markets.

        A variety of U.S. and foreign import and export control laws apply to our technology. We will require export licenses to export certain elements of our technology outside North America. We cannot assure you that we will be able to obtain licenses for our products. In addition, the regulation of electronic monitoring, transmitting payment instructions or audited usage and financial information varies from country to country. We may be subject to different statutory or regulatory controls in different foreign jurisdictions. Our technology may not be permitted in foreign jurisdictions. Violations of foreign regulations or regulation of international transactions could prevent us from being able to sell our products in international markets. Our success depends in large part to having access to international markets.

        Our stock price is volatile.

        The price of our Class A Common Stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

  •
  quarterly variations in operating results;

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  announcements of technological innovations, new products, acquisitions, capital commitments or strategic alliances by us or our competitors;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us; and

  •
  news reports relating to trends in our markets.

        In addition, the stock market in general, and the market prices for technology-related companies in particular, have experienced significant price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our Class A Common Stock, regardless of our operating performance. Securities class action litigation has often been instituted against companies that have experienced periods of volatility in the market price for their securities. If we were to become the target of this kind of litigation, the cost in dollars and management attention could be substantial, and the diversion of management's attention and resources could have a material adverse affect on our business.

        We may be subject to conflicts of interest that could adversely slow our corporate governance process.

        Our Board of Directors currently does not include any representatives of any of our strategic partners. However, our board of directors has included in the past, and may include in the future, representatives of our strategic partners. It is possible that those corporations may be competing against us or each other, directly or indirectly. A director who also represents another company may voluntarily abstain from voting on matters where there could be conflicts of interest. Even if such a director does abstain, his presence on the Board could affect the process or the results of the Board's deliberations. We have adopted no policies or procedures to reduce or avoid such conflicts. If such conflicts of interest arise, they may have a materially adverse effect on our business.

        Governmental regulation may slow our growth and decrease our profitability.

        There are currently few laws or regulations that apply directly to the Internet. Because our business is dependent in significant respect on the Internet, the adoption of new local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our products and services and increase our costs or otherwise have a material adverse effect on our business.

        Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes.

        Our anti-takeover provisions may discourage future acquisitions and depress our stock price.

        A change of control may be delayed, deferred or prevented by certain provisions of our charter documents, as well as the Board of Directors' ability to issue shares of preferred stock without further vote or action by the stockholders. In addition, Delaware law restricts certain business combinations with any "interested stockholder," as defined. This statute may delay, defer, or prevent a change in control of our company. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors. Certain of these provisions may discourage a future acquisition not approved by our Board of Directors in which you might receive an attractive value for your shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. All of these factors may depress the market price of our Class A common stock.

        A formal investigation by the Securities and Exchange Commission could affect our operations.

        The Commission has commenced a formal investigation into certain matters relating to Wave. The Commission's investigative order relates to certain public statements made by Wave during and around August 2003, as well as certain trading in Wave's securities during such time. The Commission has not concluded that there has been any wrongdoing and Wave is cooperating fully with the Commission on this matter. An adverse resolution of the investigation may have a negative effect on our financial condition and operating results. For further discussion of this investigation see "Material Changes" on page 17.

        Class action lawsuits could affect our operations.

        A securities fraud class action lawsuit was filed on January 23, 2004 in United States District Court for the District of New Jersey against Wave, Wave's Chief Executive Officer, Steven Sprague, and Wave's Chief Financial Officer, Gerard Feeney. The focus of the lawsuit is on public statements allegedly made by Wave between July 31, 2003 and December 18, 2003, regarding certain agreements to license Wave software products. Wave is also aware of several other class action lawsuits that may have been filed based on substantially similar claims, but Wave has not yet been served with any other complaints. Wave cannot predict the potential effect on Wave as a result of these class action lawsuits at this time. For further discussion of these class action lawsuits, see "Material Changes" on page 17.

        We own or have rights to trademarks or tradenames that we use in conjunction with the offering of our products. Embassy®, WaveMeter®, WaveNet®, Great Stuff Network™, Second Shift® (the Wave juggler logo), WaveCommerce™, Wave Interactive Network™, WINPublish™, WINPurchase™, CablePC™, WaveDirect®, MyPublish™, CharityWave®, SmartSignature™, SmartSafe™, SignOnLine™ and N*Click™ are trademarks or registered trademarks used by us. All other trademarks and tradenames referred to in this prospectus are the property of their respective owners.

USE OF PROCEEDS

        The selling stockholders will receive all of the net proceeds from sales of the Class A common stock sold pursuant to this prospectus.

SELLING SECURITY HOLDERS

        An aggregate of 4,862,532 shares of Class A common stock are being registered in this offering for the account of the selling stockholders.

        Concerning the Class A common stock being registered for the Investors, Wave entered into the Purchase Agreement, pursuant to which Wave sold and issued 3,725,263 shares of Common Stock and the Warrants in a private placement to the Investors for an aggregate purchase price of $7,078,000 (the "Financing").

        The Common Stock was priced at $1.90 per share. The holders of the Common Stock have the right to participate in any subsequent offer or sale to, or exchange with any third party of Class A common stock or any securities convertible, exercisable or exchangeable into Class A common stock, except under certain circumstances, until 90 days after the effectiveness of this Registration Statement.

        The Warrants have a three (3) year term and an exercise price equal to $2.62 per share. The Warrants are exercisable for 931,309 shares of Wave's Class A common stock (the "Warrant Stock"). Commencing upon this Registration Statement being effective for twenty (20) consecutive business days, Wave may call up to 100% of the Warrants at a price equal to $.05 per Warrant, if the volume weighted average price of the Class A common stock equals or exceeds $4.76 (subject to adjustment pursuant to the terms of the Warrants) for each of five (5) consecutive business days.

        As part of the Financing, Wave agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Common Stock and Warrant Stock. Wave agreed to bear expenses in connection with the registration and sale of these shares. See "Plan of Distribution." If this registration statement is not declared effective by the Securities and Exchange Commission on or prior to the 90th day after November 18, 2003, Wave shall pay an amount as liquidated damages to each Investor equal to 2% per month of the Investor's initial investment in the Common Stock and the value of any outstanding Warrants (valued at the difference between the average closing price of the Class A common stock during the applicable month and $2.62, multiplied by the number of shares of the Warrant Stock).

        Concerning the Class A common stock being registered for the placement agents, Wave issued Warrants to purchase 146,905 shares of Class A common stock (the "November Warrants") as partial payment to the placement agents for services they performed in connection with the Financing. Wave also issued Warrants to purchase 14,690 shares of Class A common stock (together with the November Warrants, the "Placement Warrants") pursuant to an agreement with a placement agent it had previously dealt with as compensation for past services. The terms of the Placement Warrants are substantially identical to the terms of the Warrants. The Class A common stock underlying the Placement Warrants is also being registered in this filing. Wave is bearing the expenses in connection with the registration and sale of these shares.

        Concerning the Class A common stock being registered for the consultant, Wave issued warrants (the "Consultant Warrants") as payment to Sandra West for services she performed for Wave. The Class A common stock underlying the Consultant Warrants also are being registered in this filing. Wave is bearing the expenses in connection with the registration and sale of these shares.

        The following table sets forth the names of the selling stockholders, the number of shares of Class A common stock the selling stockholders beneficially own, the number of shares which may be offered for resale pursuant to this prospectus, and the number of shares that will be owned by the selling stockholders after the completion of this offering.

        Prior to November 18, 2003, there were 63,374,124 shares of Class A common stock outstanding. The shares offered by this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees. Other than the transactions described above, there have been no material transactions between Wave and the selling stockholders during the past three years (except as noted in footnote 14 to the following table).

        The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their shares, we cannot provide a definitive estimate as to the number of shares that the selling stockholders will hold after the offering.

        Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, shares of common stock subject to options or warrants held by that person that are currently exercisable or become exercisable within 60 days following February 12, 2004 are deemed outstanding. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Selling Security Holders	Shares of Class A Common Stock Beneficially Owned Prior to the Offering	Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock Beneficially Owned After the Offering
Mark & Teri Mathes	250,000	250,000	0
Portside Growth & Opportunity Fund(1)	328,947	328,947	0
Midsummer Investment Ltd.(2)	125,000	125,000	0
Gamma Opportunity Capital Partners, L.P.(3)	131,578	131,578	0
Enable Growth Partners(4)	98,683	98,683	0
Elliot International, L.P.(5)	631,052	296,052	335,000
Elliot Associates, L.P.(5)	532,368	197,368	335,000
Crescent International Ltd.(6)	275,000	275,000	0
Michael & Lisa McCarthy	1,125,000	375,000	750,000
Bristol Investment Fund Ltd.(7)	164,473	164,473	0
Langley Partners L.P.(8)	562,500	562,500	0
Deephaven Small Cap Growth Fund LLC(9)	575,657	575,657	0
Alexandra Global Master Fund Ltd.(10)	500,000	500,000	0
Omicron Master Trust(11)	250,000	250,000	0
Cranshire Capital, L.P.(12)	328,947	328,947	0
Longview International Equity Fund, L.P.(13)	52,631	52,631	0
Longview Equity Fund, L.P.(13)	78,947	78,947	0
Spectra Capital Management (14)	131,579	65,789	65,790
J. P. Carey Securities Inc. (15)	146,905	146,905	0
Jason Adelman(16)	7,345	7,345	0
Eric Singer(16)	16,884	7,345	9,539
Sandra West (17)	44,365	44,365	0

(1)
The Investment Advisor to Portside Growth & Opportunity Fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C45 & Co., the Managing Members of which are Peter Cohen, Morgan Stark, Thomas Strauss and Jeffrey Solomon. As such Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the shares.

  Messrs. Cohen, Stark, Strauss and Solomon, therefore, disclaim beneficial ownership of such shares. Portside Growth & Opportunity Fund is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(2)
Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of the common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(3)
Gamma Capital Advisors, Ltd., an Anguilla, British West Indies company, is the general partner of the stockholder, Gamma Opportunity Capital Partners, L.P., a Cayman Islands registered limited partnership, with the power to vote and dispose of the shares being registered on behalf of the stockholder. As such, Gamma Capital Advisors, Ltd. may be deemed to be the beneficial owner of said shares. Christopher Rossman and Jonathan P. Kurglef, PhD. are the directors of Gamma Capital Advisors, Ltd., each possessing the power to act on its behalf. Gamma Capital Advisors, Ltd., Christopher Rossman and Jonathan P. Kurglef, PhD. each disclaim beneficial ownership of the shares being registered.

(4)
Mitch Levine, Managing Partner, has dispositive and voting power over the shares. Enable Growth Partners is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(5)
Paul Singer has dispositive and voting power over the shares.

(6)
Mel Craw and Maxi Brezzi, in their capacity as managers for GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., are the individuals that have voting and dispositive power over the shares to be sold by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.

(7)
Paul Kessler and Diana Deryca-Kessler, members of the investment manager of Bristol Investment Fund, Ltd., hold ultimate dispositive and voting power over the shares held by Bristol Investment Fund, Ltd.

(8)
Jeffrey Thorp, Managing Member of Langley Capital, LLC, its General Partner, has dispositive and voting power over the shares.

(9)
Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and managed by Deephaven Capital Management LLC. Deephaven Capital Management LLC, of which Mr. Colin Smith is the Chief Executive Officer, has sole voting and investment control over the shares that are owned by Deephaven Small Cap Growth Fund LLC. Deephaven Small Cap Growth Fund LLC is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(10)
Alexandra Investment Management, LLC, a Delaware limited liability company ("Alexandra"), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands

  company ("Master Fund"). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock. Messrs. Mikhail A. Filimonov ("Filimonov") and Dimitri Sogoloff ("Sogoloff") are managing members of Alexandra. By reason of such relationships, Filimonov and Sogoloff may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Filimonov and Sogoloff disclaim beneficial ownership of such shares of common stock.

(11)
Omicron Capital, L.P., a Delaware limited partnership ("Omnicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"). Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the share of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

(12)
Mitchell P. Klein, President of Downsview Capital, Inc. the General Partner of Cranshire Capital, Inc. has sole voting and investment power.

(13)
Wayne H. Coleson, CEO & CIO of Redwood Grove Capital Management, LLC, has dispositive and voting power over the shares.

(14)
Spectra Capital Management is affiliated with MRT, LP. MRT, LP purchased shares of Wave's Series H Convertible Preferred Stock on April 30, 2003. Spectra Capital Management purchased Common Stock in the Financing pursuant to a right of participation granted to MRT, LP in the April 30, 2003 transaction. Greg Porges has dispositive and voting power over the shares. Spectra Capital Management is an affiliate of a broker-dealer. It purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(15)
The placement agent. Joseph C. Canouse has dispositive and voting power over the shares. J.P Carey is a broker-dealer. It received the shares as compensation for investment banking services.

(16)
Wave had an agreement with Eric Singer and Jason Adelman whereby they collectively earned 10% of the fees of a placement agent in the first offering managed by another firm, subsequent to the April 30, 2003 financing. They are affiliates of a broker-dealer. They purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(17)
Ms. West holds Consultant Warrants which were issued to her as payment for services performed for Wave.

PLAN OF DISTRIBUTION

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares of Class A common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  settlement of short sales created after the date of this Prospectus;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares of Class A common stock at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares of Class A common stock under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker- dealer acts as agent for the purchaser of shares of Class A common stock, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholder may from time to time pledge or grant a security interest in some or all of the Common Stock or Warrant owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders also may transfer the shares of Class A common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed the Company that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

        The Company is required to pay all fees and expenses incurred by the Company incident to the registration of the shares of Class A common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for Wave by Bingham McCutchen LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Wave Systems Corp. and Subsidiaries (a development stage corporation) as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 and for the period from February 12, 1988 (inception) through December 31, 2002 have been incorporated herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2002 consolidated financial statements contains an explanatory paragraph that states that Wave's recurring losses from operations and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

MATERIAL CHANGES

        On December 17, 2003 Wave received an Order by the Commission regarding a formal investigation. The focus of this investigation is on certain public statements made by Wave during and around August 2003, as well as certain trading in Wave's securities during such time. The Commission has not concluded that there has been any wrongdoing and Wave is cooperating fully with the Commission on this matter. Wave cannot predict the potential effect on Wave as a result of this investigation at this time. For a discussion of the risk associated with this investigation see "Risk Factors—A formal investigation by the Securities and Exchange Commission could affect our operations." on page 11.

        A securities fraud class action lawsuit was filed on January 23, 2004 in United States District Court for the District of New Jersey against Wave, Wave's Chief Executive Officer, Steven Sprague, and Wave's Chief Financial Officer, Gerard Feeney. The focus of the lawsuit is on public statements allegedly made by Wave between July 31, 2003 and December 18, 2003. The class action lawsuit is on behalf of purchasers of Wave's Class A common stock who purchased shares of such common stock between July 31, 2003 and December 18, 2003. Wave cannot predict the potential effect on Wave as a result of these class action lawsuits at this time. For a discussion of the risk associated with these lawsuits, see "Risk Factors—Class action lawsuits could affect our operations" on page 11.

Where You Can Find More Information

        We are subject to the periodic filing requirements of the Securities Exchange Act of 1934. Further to our obligations under the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. These reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials also can be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Securities and Exchange Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission (including Wave). The address of this site is http://www.sec.gov.

        We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register under the Securities Act of 1933 the securities that this prospectus offers. In accordance with the rules and regulations of the Securities and Exchange Commission, portions of the registration statement have been omitted from this prospectus. Therefore, this prospectus contains only some of the information in the registration statement. If you would like more information about Wave and the securities this prospectus offers, please refer to the registration statement, which is on file at the offices of the Commission. You may obtain copies of these documents upon payment of the fee, or you may examine them without charge at the offices or via the Web site. When we discuss other documents in this prospectus, we may not provide all of the information about or contained in those other documents. You should not rely upon this prospectus to provide a complete discussion of the contents of other documents. You should refer to those other documents yourself. Whenever we discuss the contents of other documents, we qualify our statements in all respects by reference to the applicable documents on file with the Commission.

        In addition to historical information, this prospectus and the registration statement contain forward-looking statements. These statements and projections about the future involve risks and uncertainties. As a result, we may not be able to accurately predict the future and our actual results may turn out to be materially different from what we anticipate and discuss in this prospectus. In addition, we operate in an industry segment where securities prices may fluctuate dramatically and may be influenced by regulatory and other factors beyond our control. We discuss the factors which we believe to be important in the cautionary statements that accompany the forward-looking statements and in the risk factors section of this prospectus. Whenever you assess a forward-looking statement in this prospectus, we urge you to read carefully all of the risk factors and cautionary statements in this prospectus, as well as those in our other filings with the Securities and Exchange Commission.

        You should rely only upon the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with additional information or information that is different. This prospectus is not an offer to sell or an invitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to do so. The information contained in this prospectus is accurate as of its date, regardless of the time of the delivery of this prospectus or of any sale of the Class A common stock; changes may have occurred since.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents we have incorporated by reference are:

    our Current Report on Form 8-K dated December 17, 2003;

    our Current Report on Form 8-K dated November 18, 2003;

    our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003;

    our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

    our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

    our Annual Report on Form 10-K for the year ended December 31, 2002; and

    the description of our common stock contained in our Registration Statement on Form 8-A.

        You may request a copy of these filings at no cost by writing or telephoning Wave Systems Corp., 480 Pleasant Street, Lee, Massachusetts 01238, (413) 243-1600.